September 19, 2014

Via EDGAR and Hand Delivery

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	New Senior Investment Group Inc. Amendment No. 2 to Registration Statement on Form 10-12B Filed August 25, 2014 File No. 001-36499

Dear Ms. Barros:

On behalf of New Senior Investment Group Inc. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 12, 2014 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10-12B (File No. 001-36499) that was filed on August 25, 2014 (the “Registration Statement”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.

Shortly after the filing of this letter, the Company expects to file, via EDGAR submission, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) that will reflect the responses to the Staff’s comments contained herein. Amendment No. 3 will also include other changes that are intended to update, clarify and render more complete the information contained therein. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in Amendment No. 3.

Sonia Gupta Barros Securities and Exchange Commission September 19, 2014 Page 2

General

1.	We note your response to comment 2 from our letter dated August 19, 2014 and your response to comment 2 from our letter dated July 15, 2014. You state that the six senior housing properties purchased in June 2014 were owned and operated by an unrelated third party and that the triple net lease agreement was entered into upon acquisition. In light of this, please further explain to us how and why you determined that this acquisition was not the acquisition of a business for which historical financial statements may be required by Rule 3-05 of Regulation S-X. Please address why you believe that you acquired real estate operations in this acquisition even though the properties did not historically generate revenues solely from leasing. Furthermore, discuss how you considered the fact that the properties that you purchased were not subject to a triple net lease, rather you entered into a triple net lease upon acquisition. Please advise.

Response

The Company believes that historical pre-acquisition financial information under Rule 3-05 of Regulation S-X (“S-X 3-05”) is not required for the properties acquired in June because the acquisition does not meet the definition of a “business.” In addition, the Company believes that S-X 3-05 financial statements would not be material or meaningful for purposes of understanding the future operations of such properties because the Company has not continued the pre-acquisition operations.

In general, S-X 3-05 requires the filing of pre-acquisition historical financial statements when the acquisition of a significant “business” has occurred or is probable. The determination of what constitutes a business for reporting purposes is made by reference to the definition of “business” in S-X 11-01(d), which states:

“the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following: (1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or (2) Whether any of the following attributes remain with the component after the transaction: (i) Physical facilities, (ii) Employee base, (iii) Market distribution system, (iv) Sales force, (v) Customer base, (vi) Operating rights, (vii) Production techniques, or (viii) Trade names.”

The determination of what constitutes a business for reporting purposes – as opposed to accounting purposes – is made by reference to the definition above. The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R has occurred) is made by reference to SFAS 141R paragraph 3d. As noted in Section 2010.1 of the Financial Reporting Manual, “it is possible for the determination to be different under the two requirements.”

According to Staff guidance, the evaluation of whether an acquisition constitutes a business “focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition” (see Note to Section 2010.2 of the Division of Corporation Finance Financial Reporting Manual).

Sonia Gupta Barros Securities and Exchange Commission September 19, 2014 Page 3

In assessing whether the June acquisition meets the definition of a business in S-X 11-01(d), the Company focused primarily on the nature of the revenue-producing activity associated with the acquired properties before and after the acquisition:

•	Before the acquisition, the revenue-producing activity consisted of managing six senior housing facilities offering varying levels of health care services, including assisted living, memory care and continuing care retirement communities. Revenues were generated by resident contracts and ancillary services and offset by operating expenses, and they were subject to significant variability depending on occupancy rates, operating expenses and other factors.

•	After the acquisition, the revenue-producing activity consists solely of leasing the facilities to a third party under a triple net lease arrangement, and the revenue is a fixed rental stream. Additionally, under the net lease arrangement the tenant is responsible for all operating costs.

Managing facilities that provide health care services and leasing properties are materially different activities that present significantly dissimilar economic characteristics. The Company’s financial reporting segments, which segregate managed properties from leased properties, are consistent with this conclusion. Consistent with the guidance in the Financial Reporting Manual, the Company has primarily focused on the fact that the nature of the revenue producing activities have changed in such a way that pre-acquisition financial statements would not be relevant to the Company’s shareholders in that our revenues will be generated solely from a fixed rental stream rather than resident contracts and ancillary services and we will not be assuming the expenses of operating the senior housing properties.

Considering the other criteria in S-X 11-01(d), the Company notes that it has not retained any of the attributes identified in the definition of “business” in S-X 11-01(d) of the pre-acquisition business other than the physical facilities. The Company has never managed the operations conducted at the facilities, and the third-party tenant is responsible for bearing operating costs, including maintenance, utilities, taxes, insurance, repairs and capital improvements.

As a result of the foregoing, the Company respectfully submits that the acquired properties did not meet the definition of a “business” under S-X 11-01(d) and, therefore, the financial statement requirements of S-X 3-05 do not apply to the June acquisition. In addition, the Company believes that historical financial statements of the acquired properties would not be meaningful to an understanding of their post-acquisition results of operations, given that the Company does not operate the facilities and will obtain a fixed rental stream that is independent of operating performance.

The Company believes that the financial statement requirements set forth in Section 2340 of the Financial Reporting Manual apply to the June acquisition since the Company entered into a triple net lease concurrently with the acquisition and the acquisition is economically equivalent to a financing arrangement for the tenant. Section 2340 states in relevant part:

“A triple net lease typically requires the lessee to pay costs normally associated with ownership of the property such as property taxes, insurance, utilities and maintenance costs. Based on these attributes, the leasing arrangement is similar to a financing arrangement for the lessee. When a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this assets concentration. An asset concentration is generally considered ’significant’ if it exceeds 20% of the registrant’s assets as of its most recent balance sheet...If a registrant acquires a property subject to a triple net lease and there is a rental history, the registrant should apply S-X 3-14 in situations where there is not a significant asset concentration.”

In accordance with this guidance, the Company assessed whether the June acquisition resulted in an asset concentration requiring the presentation of lessee or guarantor financial statements to enable investors to evaluate potential asset concentration risk to the Company. As previously set forth in the Company’s responses to the Staff’s comments, management concluded that the acquisition was not significant at a level greater than 20% of the Company’s assets and, therefore, that tenant financial statements are not required. The Company also considered whether S-X 3-14 financial statements are required as the properties will be operated under a long term lease and determined that no such financial statements are required given that the properties were owner-operated and, therefore, do not have a rental history.

Sonia Gupta Barros Securities and Exchange Commission September 19, 2014 Page 4

Results of Operations, page 67

Managed Properties, page 70

2.	We note that you have presented net operating income (“NOI”) on a same store basis for the managed properties segment. To the extent that you present “same store NOI,” please reconcile to total Segment NOI in accordance with Item 10(e) of Regulation S-K.

Response

In response to the Staff’s request, the Company will expand its disclosure to reconcile NOI on a same store basis for its managed properties segment to total Segment NOI in accordance with Item 10(e) of Regulation S-K. Set forth below is the disclosure that the Company will propose to include.

Same store information, as used herein, is defined as information for 12 properties owned for the entirety of comparable periods. The following table presents Same Store Segment NOI, Segment NOI for non Same Store properties and Total Segment NOI for the three months ended June 30, 2014 and June 30, 2013:

	For the three months ended June 30,		Increase (Decrease)
	2014	2013	Amount	Percentage
Managed Properties
Resident fees and services	$14,600	$13,509	$1,091	8.1%
Property operating expense	9,602	9,255	347	3.7%
Same Store Segment NOI for managed properties	4,998	4,254	744	17.5%
Segment NOI for non Same Store properties	6,065	—	6,065	NM [1]
Total Segment NOI for Managed Properties	$11,063	$4,254	$6,089	NM [1]

1 NM – Not meaningful

Same store information, as used herein, is defined as information for 12 properties owned for the entirety of comparable periods. The following table presents Same Store Segment NOI, Segment NOI for non Same Store properties and Total Segment NOI for the six months ended June 30, 2014 and June 30, 2013:

	For the six months ended June 30,		Increase (Decrease)
	2014	2013	Amount	Percentage
Managed Properties
Resident fees and services	$28,839	$26,488	$2,351	8.9%
Property operating expense	19,313	18,459	854	4.6%
Same store NOI for managed properties	9,526	8,029	1,497	18.6%
Segment NOI for non Same Store properties	11,383	—	11,383	NM [1]
Total Segment NOI for Managed Properties	$20,909	$8,029	$12,880	NM [1]

1 NM – Not meaningful

Sonia Gupta Barros Securities and Exchange Commission September 19, 2014 Page 5

Note 2. Summary of Significant Accounting Policies, page F-8

Real Estate Investments, page F-9

3.	We note your response to comment 2 from our letter dated August 19, 2014. We continue to consider your accounting for the intangible assets for in-place resident leases.

Response

The Company acknowledges that the Staff is still considering the Company’s response to comment 2 from its letter dated August 19, 2014 regarding the Company’s accounting for the intangible assets for in-place resident leases.

Exhibit 99.2

4.	We continue to consider your response to comment 16 from our letter dated July 15, 2014 regarding the financial statements of Holiday AL Holdings LP.

Response

The Company acknowledges that the Staff is still considering the Company’s response to comment 16 from its letter dated July 15, 2014 regarding the financial statements of Holiday AL Holdings LP.

Exhibits 99.2 and 99.3

5.	Please revise to include the names and signatures of the independent auditors in the audit reports.

Response

In response to the Staff’s request, the Company will modify the audit reports in Exhibits 99.2 and 99.3 to include the names and signatures of the independent auditors, which, in each instance, was Ernst & Young LLP.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Sonia Gupta Barros Securities and Exchange Commission September 19, 2014 Page 6

Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.

Very truly yours,

/s/ Richard B. Aftanas

cc:	Isaac Esquiel
Jessica Barberich
Folake Ayoola
Securities and Exchange Commission

Cameron D. MacDougall
New Senior Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105